Exhibit 4.12

WATERFORD WEDGWOOD PLC

SIR ANTHONY O'REILLY

- and -

MR PETER JOHN GOULANDRIS

RELATIONSHIP AGREEMENT

WILLIAM FRY
Solicitors
Fitzwilton House
Wilton Place
Dublin 2

002542.0201.BMC

TABLE OF CONTENTS

1.	DEFINITIONS	3
2.	EFFECTIVE DATE	5
3.	UNDERTAKINGS	5
4.	DIRECTOR CONFLICTS	5
5.	ENFORCEMENT	6
6.	TERMINATION	6
7.	MODIFICATION	6
8.	SEVERABILITY	6
9.	COUNTERPARTS	6
10.	CONSTRUCTION	6
11.	CAPTIONS	7
12.	GOVERNING LAW	7
13.	NOTICE	7
14.	CONFLICT OR INCONSISTENCY	7

THIS AGREEMENT is made on 14 December 2004

BETWEEN:

WATERFORD WEDGWOOD plc, a Public Limited Company registered in Ireland under number 11861 whose registered office is at Kilbarry, Waterford, Ireland (hereinafter referred to as the "Company")
SIR ANTHONY O'REILLY of Lissadell, Lyford Cay, Nassau, Bahamas (hereinafter referred to as "Sir Anthony O'Reilly")

- and -

MR PETER JOHN GOULANDRIS of Sea Saga, Edgewater Drive, Lyford Cay, Nassau, Bahamas (hereinafter referred to as "Mr Goulandris")

WHEREAS:

A.    The Company has at the date of this Agreement an authorised share capital of €210,000,000 divided into 3,500,000,000 ordinary shares of €0.06 each, of which 996,987,229 are in issue and fully paid up.

B.    The Company proposes to raise up to €100,000,000 (before commissions and expenses) by means of the issue of the Rights Issue Units (as defined below) on the terms to be set out in the Listing Particulars (as defined below).

C.    The Company must comply with the Listing Rules (as defined below), which require the Company to be capable at all times of carrying on its business independently of any Controlling Shareholder (as defined below), including any Associate (as defined below) thereof, and all transactions and relationships between the Company and any Controlling Shareholder or Associate thereof to be at arm's length and on a normal commercial basis.

D.    Each of Sir Anthony O'Reilly and Mr Goulandris may become a Controlling Shareholder (as defined below) following completion of the Underwriting (as defined below).

E.    The Company, Sir Anthony O'Reilly and Mr Goulandris have entered into this Agreement for the purposes of the Listing Rules, including in particular paragraphs 3.12 and 3.13 of the Listing Rules.

NOW IN CONSIDERATION OF Sir Anthony O'Reilly and Mr Goulandris agreeing to enter into certain undertakings to the Company upon and subject to the terms and conditions of this Agreement, and in consideration of the receipt of the sum of €1.00 by each of the parties hereto from each of the other parties hereto (the receipt of which is hereby acknowledged) and for other valuable consideration the sufficiency of which is hereby acknowledged, IT IS HEREBY AGREED AS FOLLOWS:

1.	Definitions

In this Agreement the following expressions shall have the following meanings unless the context otherwise requires:

(a)	"Articles", the Articles of Association of the Company for the time being and as amended from time to time;

(b)	"Associate", the meaning given to such expression in paragraphs 11.1(d) and (e) of the Listing Rules (for the time being and as amended from time to time);

(c)	"Board", the Board of Directors of the Company for the time being and from time to time;

(d)	"Controlling Shareholder", the meaning given to such expression in paragraph 3.13 of the Listing Rules (for the time being and as amended from time to time);

(e)	"Current Relationship Directors", Sir Anthony O'Reilly, Mr Goulandris, Lady Chyrss O'Reilly and Mr Tony O'Reilly, Jnr.;

(f)	"Directors", the Directors of the Company for the time being and from time to time;

(g)	"Group", the Company and its subsidiaries and subsidiary undertakings for the time being and from time to time and "member of the Group" means any one of them;

(h)	"Holding", the interest of the Principal Shareholders in the equity share capital of the Company;

(i)	"Income Shares", non-voting shares of nominal value Stg 1p each in the capital of Waterford Wedgwood UK plc which, when issued with and tied to an Ordinary Share, entitle holders of Stock Units to elect to receive dividends paid from UK-sourced profits;

(j)	"Independent Board", for the purposes of each particular determination to be made by the Board for the purposes of Clauses 3 and 4 of this Agreement, the Independent Directors;

(k)	"Independent Directors", now the Directors other than the Current Relationship Directors and, on an ongoing basis the Directors other than the Current Relationship Directors and any Director connected to one or both of the Principal Shareholders within the meaning of Section 26 of the Companies Act 1990 (as amended by Section 76 of the Company Law Enforcement Act 2001) and any Director who has a significant and direct business relationship with either or both of the Principal Shareholders which, in the reasonable opinion of the Independent Board (excluding also the Director whose relationship is being considered), would materially interfere with the exercise by him/her of independent judgment on such matter;

(l)	"Irish Stock Exchange", The Irish Stock Exchange Limited;

(m)	"Listing Particulars", the listing particulars for the purposes of the Rights Issue relating to the Company and the Group, as required by the Regulations and the Listing Rules;

(n)	"Listing Rules", the listing rules of the Irish Stock Exchange and/or, where appropriate, the listing rules of the UK Listing Authority, as they may be varied and amended from time to time;

(o)	"London Stock Exchange", The London Stock Exchange plc;

(p)	"Ordinary Shares", ordinary shares of nominal value €0.06 each in the capital of the Company;

(q)	"Principal Shareholders", Sir Anthony O'Reilly and Mr Goulandris;

(r)	"Regulations", the European Communities (Stock Exchange) Regulations 1984 and the European Communities (Transferable Securities and Stock Exchange) Regulations 1992;

(s)	"Rights Issue", the issue of 1,661,645,381 Stock Units to holders of Stock Units on the basis of 5 Rights Issue Units for every 3 Stock Units held announced by the Company on 21 October 2004;

(t)	"Rights Issue Units", 1,661,645,381 Stock Units to be issued pursuant to the Rights Issue;

(u)	"Stock Exchanges", together the Irish Stock Exchange and the London Stock Exchange and either of them a "Stock Exchange";

(v)	"Stock Unit", one Ordinary Share and one Income Share, which are twinned;

(w)	"UKLA", or "UK Listing Authority", the Financial Services Authority acting in its capacity as the competent authority for the purposes of Part VI of the Financial Services and Markets Act 2000 of the United Kingdom; and

(x)	"Underwriting", the underwriting of the Rights Issue in accordance with the terms of the conditional Underwriting Agreement dated 21 October 2004 between the Company, Birchfield Holdings Limited and J&E Davy.

2.	Effective Date

(a)	The provisions of this Agreement shall come into effect on the date that either or both of the Principal Shareholders becomes a Controlling Shareholder of the Company pursuant to the Rights Issue and shall have no effect in the period prior to that date. If such event has not occurred on or before 28 February 2005 or such later date as may be agreed, in writing, between the parties (being in any event no earlier than the date upon which the Principal Shareholder(s) would, if required, subscribe for Rights Issue Units pursuant to the Underwriting), this Agreement shall terminate and be of no further effect.

(b)	Notwithstanding any other provision of this Agreement, nothing in this Agreement shall require the Principal Shareholders to abstain, or procure the abstention, from voting, for the avoidance of doubt in their capacity as Shareholders in the Company only, the Stock Units attributable to the Holding in respect of the ordinary resolution to be proposed at an Extraordinary General Meeting of the Company proposed to be held on 10 January 2005 provided always that the Principal Shareholders will comply with the provisions of Chapter 11 of the Listing Rules and will so demonstrate to the satisfaction of the Irish Stock Exchange and the UKLA as required, prior to taking any action in accordance with this Clause 2(b).

3.	Undertakings

Each of the Principal Shareholders hereby undertakes to the Company, from the time when either of them becomes a Controlling Shareholder pursuant to the Rights Issue, that:

(a)	he shall exercise, or procure the exercise of, the voting rights in the Company attributable to the Holding so as to ensure that the Company and/or the Group is capable at all times of carrying on its business independently of him and/or his Associates;

(b)	all transactions and relationships between him and/or any entity interested in the Holding and/or his Associates and the Group are conducted at arm's length and on a normal commercial basis;

(c)	he will abstain, or procure the abstention, from voting the Stock Units attributable to the Holding in general meetings of the Company in respect of any contract or arrangement in which, in the reasonable opinion of the Independent Board, he has a material interest;

(d)	he will not exercise, or procure the exercise of, the voting rights in the Company attributable to the Holding in favour of any amendment to the Articles which would be inconsistent with, or in violation of, the terms of this Agreement; and

(e)	he will procure that, within seven days of becoming aware of a significant acquisition opportunity of a non-publicly quoted company in the luxury crystal and ceramics businesses, the Company will be provided with notice of that investment opportunity and he and his Associates will not pursue such acquisition opportunity if within a period of five business days the Company notifies him of its intention to take up such acquisition opportunity.

4.	Director Conflicts

Each of the parties to this Agreement hereby undertakes to procure that during the term of this Agreement:

(a)	in respect of any Board resolution relating to any transaction between any member of the Group and either or both of the Principal Shareholders, no member of the Board may exercise a vote if he/she:

(i)	is a Current Relationship Director;

(ii)	is connected to one or both of the Principal Shareholders within the meaning of Section 26 of the Companies Act 1990 (as amended by Section 76 of the Company Law Enforcement Act 2001); or

(iii)	has a significant and direct business relationship with either or both of the Principal Shareholders which, in the reasonable opinion of the Independent Board (excluding those members who fall within paragraphs (i) and (ii) and the director whose relationship is being considered), would materially interfere with the exercise by him/her of independent judgment on such matter; and

(b)	the requirements of the Listing Rules in respect of Controlling Shareholders, insofar as they relate to the Principal Shareholders, be complied with.

5.	Enforcement

Each of the Principal Shareholders and the Company agree that, if at any time hereafter it proves necessary to enforce any of the provisions of this Agreement, the decision as to any such enforcement shall be taken at a meeting of the Board (or a committee of the Board) comprised solely, in either case, of Independent Directors.

6.	Termination

(a)	The provisions of this Agreement shall terminate, without the need for any further or other action:

(i)	if both of the Principal Shareholders cease to be Controlling Shareholders under the provisions of the Listing Rules; or

(ii)	if the Company ceases to be admitted to the Official Lists of the Irish Stock Exchange and the London Stock Exchange.

(b)	The Company shall be entitled to terminate this Agreement if at any time during the term of this Agreement the Listing Rules are amended so as to obviate the necessity for this Agreement.

7.	Modification

No modification of any provision of this Agreement shall be binding unless the same shall be evidenced in writing duly executed by or on behalf of each of the parties hereto.

8.	Severability

If at any time any one or more of the provisions of this Agreement or any part thereof is or becomes invalid, illegal or unenforceable in any respect under any law, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby and the parties agree that, in such circumstances, full effect shall be given to such provision in the reduced or amended form.

9.	Counterparts

This Agreement may be executed in any number of counterparts, each of which when executed and delivered shall constitute an original and all such counterparts together shall constitute one and the same instrument.

10.	Construction

(a)	Any reference to any provision of any legislation shall include any modification, re-enactment or extension thereof. Any reference to any provision of any legislation shall be a reference to legislation of the Republic of Ireland unless the context clearly indicates the contrary.

(b)	Words such as "hereunder", "hereto", "hereof" and "herein" and other words commencing with "here" shall, unless the context clearly indicates to the contrary, refer to the whole of this Agreement and not to any particular clause or paragraph thereof.

(c)	Save as otherwise provided herein, any reference to a clause, paragraph or sub-paragraph shall be a reference to a clause, paragraph or sub-paragraph, as the case may be, of this Agreement and any reference in a clause or paragraph to a paragraph or sub-paragraph shall be a reference to a paragraph or sub-paragraph of the clause or paragraph in which the reference is contained, unless it appears from the context that a reference to some other provision is intended.

(d)	Except where the context otherwise requires, words denoting the singular include the plural and vice versa, words denoting any one gender include all genders and words denoting persons include corporations and vice versa.

11.	Captions

The captions to the clauses of this Agreement are inserted for convenience of reference only and shall not be considered a part of or affect the construction or interpretation of this Agreement.

12.	Governing Law

This Agreement shall in all respects (including the formation thereof and performance thereunder) be governed by and construed in accordance with the laws of Ireland.

13.	Notice

(a)	Any notice or other communication required or permitted to be given or made hereunder to a party hereto shall be delivered or sent by letter to the address listed after his or its name herein or to such other address as such party hereto may from time to time notify to the other parties hereto in writing in accordance with the provisions hereof.

(b)	Any notice or other communication required or permitted to be given or made hereunder shall be validly given or made if delivered personally or despatched by prepaid internationally recognised courier service or by prepaid letter post addressed as aforesaid and shall be deemed to be given or made:

(i)	delivered by hand or by courier – at the time of delivery; or

(ii)	sent by post – one hundred and twenty hours after the same shall have been posted.

14.	Conflict or Inconsistency

In the case of any conflict or inconsistency between the provisions of this Agreement and the provisions of the Articles, the provisions of this Agreement shall prevail.

IN WITNESS whereof this Agreement has been entered into the day and year first herein written.

SIGNED, SEALED AND DELIVERED
by the said SIR ANTHONY O'REILLY	Anthony O'Reilly
in the presence of:	Sir Anthony O'Reilly
Pauline O'Donovan 30 Herbert Street Dublin 2 Solicitor	Pauline O'Donovan
Witness
SIGNED, SEALED AND DELIVERED
by the said PETER JOHN GOULANDRIS	Peter John Goulandris
in the presence of:	Peter John Goulandris
Barry Cass
Witness
PRESENT when the common seal
of WATERFORD WEDGWOOD plc	Paul D'Alton
was affixed hereto:	Director
Patrick Dowling
Director/Secretary